UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   ANDERSON, JON A
   955 East Arques Avenue
   Sunnyvale, CA 94086-4533
2. Date of Event Requiring Statement (Month/Day/Year)
   8/15/01
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   VP of Finance & CFO
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right to          07/28/08  Common Stock                 5,000      $10.0625   D           Direct
 buy)
Incentive Stock Option (right to          08/06/09  Common Stock                 3,268      $13.5625   D           Direct
 buy)
Incentive Stock Option (right to          04/03/08  Common Stock                 11,250     $14.8750   D           Direct
 buy)
Incentive Stock Option (right to          07/31/11  Common Stock                 68,500     $21.9000   D           Direct
 buy)
Incentive Stock Option (right to          02/18/10  Common Stock                 6,190      $27.5000   D           Direct
 buy)
Non-Qualified Stock Option                08/06/09  Common Stock                 732        $13.5625   D           Direct
(right to buy)
Non-Qualified Stock Option                02/18/10  Common Stock                 13,310     $27.5000   D           Direct
(right to buy)

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ JON A ANDERSON
DATE 08/15/01